FORM 4
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

 Fischbach           Gregory              E.
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   (Last)            (First)            (Middle)

c/o Acclaim Entertainment, Inc.
One Acclaim Plaza
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                     (Street)

Glen Cove                 NY            11542
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol


Acclaim Entertainment, Inc. (AKLM)
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)



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4. Statement for Month/Year


March 2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [X] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)


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President and Chief Executive Officer; Co-Chairman
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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

               POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT
                         REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
                                                                                                                             (over)
                                                                                                                    SEC 1473 (3/99)

                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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Warrant:
Right to                                                                  Common
Buy         $1.25     3/12/01    P      625,000        3/12/01  3/11/06   Stock    625,000  (1)     625,000     (I)        (2)
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Explanation of Responses:

(1) On March 12, 2001, the Issuer's senior secured third-party lender entered into junior participation agreements with certain Junior Participants (including Hampton Farms LLC, of which the Reporting Person and his spouse are the sole members), under and pursuant to the terms of its existing Revolving Credit and Term Loan Agreement with the Bank and related documentation. As an inducement to such Junior Participants to effect the participation, five-year warrants to purchase up to an aggregate of 2,375,000 shares of common stock of the Issuer were issued to such Junior Participants at an initial exercise price of $1.25 per share, to be allocated among the Junior Participants based on the Junior Participant's pro rata portion of its participation. In this regard, Hampton Farms LLC received warrants to purchase 625,000 shares of common stock of the Issuer in connection with such entity's participation.

(2) The warrants to purchase 625,000 shares of common stock were issued to Hampton Farms LLC. The Reporting Person and his spouse are the sole members of Hampton Farms LLC.


              /s/ Gregory Fischbach                              4/9/01
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              ** Signature of Reporting Person                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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